FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: January 17, 2005                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

KNIGHT RESOURCES LTD.

January 17, 2005
Number: 001-05

PRIVATE PLACEMENTS TOTALLING $1,150,000 CLOSE

VANCOUVER (January 17, 2005) - Mr. David Patterson, Chief Executive Officer of Knight Resources Ltd., announces the closing of three non-brokered private placements totaling $1,150,000. A portion of these funds were raised by the Company issuing a total of 2,800,000 flow-through shares at a price of $0.25 per share. Two million flow-through common shares are subject to a hold period expiring May 13, 2005, and 800,000 flow-through shares are subject to a hold period expiring April 30, 2005.

The balance of funds were raised by the Company issuing a total of 1,000,000 units at a price of $0.45 per unit to Anglo American Exploration (Canada) Ltd. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling Anglo American to purchase one additional common share of the Company at a price of $0.45 until December 29, 2005. The shares, and any shares to be issued on exercise of the warrants, are subject to a hold period expiring April 30, 2005. The private placement fulfills Anglo American’s outstanding obligations at the end of the 2004 program to fund 20% of exploration on the West Raglan Project during the earn-in phase through private placements in Knight.
The funds raised by way of the private placements will be used for working capital purposes and to fund the Company’s 2005 exploration program on the West Raglan Project. The preliminary budget for the 2005 exploration program is $5,000,000.

Additionally, the Company has granted 840,000 incentive stock options to certain of its directors, officers and employees and granted 150,000 investor relation stock options to Vanguard Shareholder Solutions. All of the options are exercisable at a price of $0.25 per common share for a period of two years.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“David Patterson”
Chief Executive Officer

3rd floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE